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Women-ledFamily-friendlyQuick biteCocktails
The Blue Marlin Bistro

Caribbean Restaurant

5495 Old National Hwy
Atlanta, GA 30349
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $15,000 invested.
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THE PITCH
The Blue Marlin Bistro is seeking investment to open a restaurant serving exotic authentic culture food allc
with their taste buds.
First LocationOperating Pop-upsGenerating Revenue
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LOCATION

The Blue Marlin Bistro will be centrally located in one of Atlanta's most frequented areas for dining and lou

5 minutes from Atlanta Hartsfield-Jackson International Airport
15 minutes from Downtown Atlanta
15 minutes from Six-Flags Georgia
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OUR MISSION

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WHERE MY STORY STARTED..
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WE CATER TO ALL PALATES
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OPERATING POP-UPS & FESTIVALS

The Blue Marlin Bistro will also be mobile. We will have a physical restaurant location and also service loca
24 ft food trailer.

We can cater pop-up events
We can sell at festivals local and out of state
We can cater work sites and special occasions
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THE BLUE MARLIN BISTRO ON WHEELS-NEWLY CONSTRUCTED 24FT FOOD TRAILER
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TARGET MARKET

Our target market segmentation is divided between young restaurant seekers with money to spend, as we
known to frequent Atlanta for recreation, vacation and entertainment.

We generally know the characteristics of our clientele with our available demographics of the area, our per
adults (ages 25-29) and adults (ages 30-50), both male and female, usually at least one year of college if
Our geographics include people from the local Atlanta area, foodies from other neighboring cities, and tou
The psychographics of our clientele include "yuppies, big spenders, baby boomers, foodies, etc..."
The estimated number of potential clients within the Company's geographic scope is 498,000.
We are a family friendly restaurant
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THE TEAM
Quinn Bartlett
Founder

Quinn is a goal-driven individual who pursues her dreams and builds upon them daily. She drives ride-sha
plays, and sells food at pop-up events to fund her business. She thrives on her ability to solve complex pro
customer service. Quinn is a workaholic and has an insatiable appetite for learning. Her vision for The Blue
succeed, will make it one of Atlanta's most loved and frequented restaurants.

meals against the competition while still offering quality and tasteful meals.

What is the Distribution Strategy

Meals can be purchased on-site, online with carry-out options such as customer pick up, Uber eats, Door-
carriers.

What are the main challenges for this businesses?

Location: Over saturation of the market makes it hard to find restaurant location Lack of Reputation: We ha
reputable food establishment.

What are the strengths of the businesses

Uniqueness: We stand out as a unique alternative to fast food, and we offer consistently high- quality food
Management: We have assembled a team that embraces different disciplines with expertise in all areas of

What are the opportunities of the businesses

Area Growth: Atlanta has become the film capital and the population is growing rapidly. Working Families:
numbers and their choice of ready- made quality food. Two income families have less time to prepare mea

What is the Pricing Strategy

The Company has completed a thorough analysis of its competitors' pricing. Keeping in mind our competi
customer acquisition, we have decided on the following pricing strategy: The Blue Marlin Bistro will use co
meals against the competition while still offering quality and tasteful meals.

What is the Distribution Strategy

Meals can be purchased on-site, online with carry-out options such as customer pick up, Uber eats, Door-
carriers.

What are the main challenges for this businesses?

Location: Over saturation of the market makes it hard to find restaurant location Lack of Reputation: We ha
reputable food establishment.

What are the strengths of the businesses

Uniqueness: We stand out as a unique alternative to fast food, and we offer consistently high- quality food
Management: We have assembled a team that embraces different disciplines with expertise in all areas of

Maximum Raise

To secure and building, open restaurant and hire employees. $28,200

Mainvest Compensation $1,800

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$850,000	$935,000	$1,000,450	$1,050,473	$1,081,987
Cost of Goods Sold	$170,000	$187,000	$200,090	$210,094	$216,396
Gross Profit	$680,000	$748,000	$800,360	$840,379	$865,591

EXPENSES

Rent	$60,000	$61,500	$63,037	$64,612	$66,227
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$400,000	$440,000	$470,800	$494,340	$509,170
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$190,000	$215,750	$235,007	$249,125	$257,086

This information is provided by The Blue Marlin Bistro. Mainvest never predicts or projects performance, a financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $30,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends September 24, 2021

Summary of Terms

Legal Business Name The Blue Marlin Bistro LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 3.5%–11.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

require additional funds from alternate sources at a later date.

Risk Factors
Competition

The market in which we operate is highly competitive and could become increasingly competitive with nev
Marlin Bistro competes with many other businesses, both large and small, on the basis of quality, price, lo
Changes in customer preference away from The Blue Marlin Bistro's core business or the inability to comp
competitors could negatively affect The Blue Marlin Bistro's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Blue Marlin Bistro's management or vote o
decisions regarding The Blue Marlin Bistro. Furthermore, if the founders or other key personnel of The Blu
Marlin Bistro or become unable to work, The Blue Marlin Bistro (and your investment) could suffer substar

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
The Blue Marlin Bistro and the key persons will have no control. Changes in assumptions or their underlyin
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
is a newly established entity and therefore has no operating history from which forecasts could be project

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

The Blue Marlin Bistro might need to raise more capital in the future to fund/expand operations, buy prope
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Blue Marlin Bistro is unable to obtain additional funding when needed, it could be forced to delay its busine
altogether.

Changes in Economic Conditions Could Hurt The Blue Marlin Bistro

information is far more limited than the information that would be required of a publicly-reporting compan
to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Blue Marlin Bistro will carry some insurance, The Blue Marlin Bistro may not carry enough in
the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure agair
Therefore, The Blue Marlin Bistro could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect The Blue Marlin Bistro's financial performance
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Blue Marlin Bistro's management will coincide: you b
as successful as possible. However, your interests might be in conflict in other important areas, including
Bistro to act conservative to make sure they are best equipped to repay the Note obligations, while The Bl
aggressively to invest in the business. You would like to keep the compensation of managers low, while ma
can.

Future Investors Might Have Superior Rights

If The Blue Marlin Bistro needs more capital in the future and takes on additional debt or other sources of
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchai

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with The Blue Marlin Bistro or management), which is responsible for monitoring The Blue Ma
The Blue Marlin Bistro will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Blue Ma
successful than your initial expectations.

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Blue Marlin Bistro. Mainvest never predicts or projects performance, a
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Blue Marlin Bistro isn't accepting investments right now, but is trying to get a sense of how they shoul
need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.
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